700 Louisiana Street Suite 3700 Houston, Texas 77002-2797 (713) 225-2300 fax (713) 225-2340 www.seyfarth.com

(713) 225-1337

mcoffin@seyfarth.com

February 2, 2010

VIA FEDERAL EXPRESS AND EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

One Station Place

100 F. St. NE

Washington, D.C. 20549-4628

RE:	BPZ Resources, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
Filed November 9, 2009
Response letter dated December 3, 2009
File No. 1-12697

Dear Mr. Schwall:

This letter is being provided to you in follow up to our response letter dated January 19, 2010 to the Staff’s comment letter dated January 6, 2010, and our conference call with certain members of the Staff and the Company on January 29, 2010.  With respect to comment number 2 of the Staff’s comment letter dated January 6, 2010, based on feedback from the Staff concerning the Company’s presentation of the issuance of earn-out shares relating to the merger of BPZ Energy, Inc. and Navidec, Inc., now known as BPZ Resources, Inc., the Company proposes to make additional disclosure concerning the issuance of two tranches of earn-out shares, totaling 18,000,000 shares, to the former holders of BPZ Energy, Inc (“BPZ-Texas”) in 2005 and 2007 as provided for in connection with the September 2004 merger.  The Company expects the proposed changes to impact the presentation of Stockholders’ Equity in the Company’s Consolidated Balance Sheet. While the Company believes the proposed adjustments in presentation are not material, given its lack of earnings to date, its early stage of activities, and no net impact on total stockholder’s equity, it intends for the adjustments in presentation and additional disclosures to more clearly convey the re-allocation of the value of the Company between the former BPZ-Texas shareholders and all the other shareholders of BPZ Resources, Inc. as a result of the issuance of the earn-out shares.  The Company will provide the specific proposed disclosures, including corresponding

ATLANTA  BOSTON  CHICAGO  HOUSTON  LOS ANGELES  NEW YORK  SACRAMENTO  SAN FRANCISCO  WASHINGTON, D.C.  BRUSSELS

accounting notations, as soon as practicable.  The additional proposed disclosures, if acceptable to the SEC, will be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, which is expected to be filed on or about March  16, 2010.

We appreciate your consideration of this letter.  If you have further questions or comments, please contact the undersigned at (713) 225-1337.

Very truly yours,

SEYFARTH SHAW LLP

/ s / Mark W. Coffin

Mark W. Coffin

cc:                                Mr. Mark Wojciechowski
Mr. Kevin Stertzel
Mr. James Murphy
Mr. John Lucas
Mr. Timothy Levenberg
United States Securities and Exchange Commission

Mr. Manuel Pablo Zúñiga Pflücker, Chief Executive Officer and President
Mr. Edward G. Caminos, Chief Financial Officer

Mr. Heath Cleaver, V.P.-Chief Accounting Officer
BPZ Resources, Inc.